SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )

EXCEED COMPANY LTD.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Warrants to Purchase Ordinary Shares
(Title of Class of Securities)
632335112
(CUSIP Number of Class of Securities)

Lin Shuipan
Chairman and Chief Executive Officer
23/F, One Hong Commercial Building
145 Hennessy Road
Wanchai, Hong Kong
Tel: 852 2891 8959
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Michel J. Feldman, Esq.
Seyfarth Shaw LLP
131 South Dearborn, Suite 2400
Chicago, Illinois 60603
(312) 460-6000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Intention to Conduct Exchange Offer

On November 23, 2009, Exceed Company Ltd. (the “Company” or “Exceed”) issued a press release regarding its intention to conduct an exchange offer for its outstanding warrants.  A copy of the press release is attached  hereto and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, Dated November 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEED COMPANY LTD.

Date	November 23, 2009	By	/s/ Lin Shuipan
Lin Shuipan